Exhibit 99.1

GASLOG LTD.

69 Akti Miaouli

18537 Piraeus

Greece

March 23, 2020

Dear Shareholder:

On behalf of the Board of Directors, you are cordially invited to attend the 2020 Annual General Meeting of GasLog Ltd. The meeting will be held at:

Place:                Rosewood Bermuda, 60 Tucker’s Point Dr., Hamilton Parish, HS 02, Bermuda

Date:                     Thursday, May 14, 2020

Time:                 2:30 p.m. (Atlantic Daylight Time)

The Notice of the 2020 Annual General Meeting and Proxy Statement describe the items to be considered by the shareholders at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2020 Annual General Meeting will be:

1.    To elect six Directors to each hold office until the next annual general meeting or until his successor has been elected or appointed;

2.    To approve the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2020 and until the conclusion of the next annual general meeting, and to authorize the Board of Directors of GasLog Ltd., acting through the audit and risk committee, to determine the independent auditor fee; and

3.    To transact such other business as may properly come before the 2020 Annual General Meeting and any adjournments or postponements thereof.

The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the appointment of Deloitte LLP as our independent auditors.

We understand that many of our shareholders may be unable to attend the meeting in person. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. You can revoke the proxy at any time prior to voting or vote your shares personally if you attend the meeting.

We intend to hold our annual meeting in person. However, we are actively monitoring the spread of the coronavirus (COVID-19) and the related official recommendations; we are sensitive to the public health and travel concerns our shareholders may have and the protocols that national, federal, state, and local governments may impose. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. Please monitor our annual meeting website at www.gaslogltd.com for updated information. If you are planning to attend our meeting, please check the website one week prior to the meeting date. As always, we encourage you to vote your shares prior to the annual meeting.

We look forward to seeing you.

Sincerely,

Peter G. Livanos
Chairman

GASLOG LTD.

69 Akti Miaouli

18537 Piraeus

Greece

NOTICE OF 2020 ANNUAL GENERAL MEETING

TO BE HELD ON THURSDAY, MAY 14, 2020

NOTICE IS HEREBY GIVEN that the 2020 Annual General Meeting of GasLog Ltd., a Bermuda exempted company (the “Company”), will be held at 2:30 p.m. Atlantic Daylight local time, on Thursday, May 14, 2020, at Rosewood Bermuda, 60 Tucker’s Dr., Hamilton Parish, HS 02 Bermuda for the following purposes:

1.    To elect six Directors to each hold office until the next annual general meeting or until his successor has been elected or appointed;

2.    To approve the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2020 and until the conclusion of the next annual general meeting, and to authorize the Board of Directors of GasLog Ltd., acting through the audit and risk committee, to determine the independent auditor fee; and

3.    To transact such other business as may properly come before the 2020 Annual General Meeting and any adjournments or postponements thereof.

Only holders of record of our common shares, par value $0.01 per share, at the close of business on Monday, March 16, 2020, will be entitled to receive notice of, and to vote at, the 2020 Annual General Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2020 Annual General Meeting. Whether or not you expect to attend the 2020 Annual General Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. The proxy card shows the form in which your common shares are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2020 Annual General Meeting.

We intend to hold our annual meeting in person. However, we are actively monitoring the spread of  the coronavirus (COVID-19) and the related official recommendations; we are sensitive to the public health and travel concerns our shareholders may have and the protocols that national, federal, state, and local governments may impose. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. Please monitor our annual meeting website at www.gaslogltd.com for updated information. If you are planning to attend our meeting, please check the website one week prior to the meeting date. As always, we encourage you to vote your shares prior to the annual meeting.

For further information regarding the Company, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2020. The Annual Report can be accessed on the Company’s website, http://www.gaslogltd.com, in the “Investors” section under “SEC Filings”.

March 23, 2020	By Order of the Board of Directors

Sarah Larkins Assistant Company Secretary

This notice of the 2020 Annual General Meeting and proxy statement and form of proxy are being distributed on or about March 23, 2020.

GASLOG LTD.

69 Akti Miaouli

18537 Piraeus

Greece

PROXY STATEMENT FOR

2020 ANNUAL GENERAL MEETING

TO BE HELD ON THURSDAY, MAY 14, 2020

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of GasLog Ltd., a Bermuda exempted company (the “Company”), for use at the 2020 Annual General Meeting to be held at 2:30 p.m. Atlantic Daylight local time, on Thursday, May 14, 2020 at Rosewood Bermuda, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement and the accompanying proxy card are expected to be mailed on or about March 23, 2020 to the shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

On March 16, 2020, (the “Record Date”), the Company had issued and outstanding 80,547,751 common shares, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Holders of greater than 50% of the total issued voting shares of the Company which are present in person or represented by proxy shall constitute a quorum for the transaction of business at the Meeting. The Common Shares represented by any proxy in the enclosed form, or any other form meeting the requirements of Bermuda law, will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2020 Annual General Meeting. As of the Record Date, entities controlled by members of the Livanos family, including our Chairman, may be deemed to beneficially own, collectively, directly or indirectly, approximately 40.7% of our issued and outstanding Common Shares.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GLOG”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with Sarah Larkins, the Assistant Company Secretary of the Company at the Company’s principal executive offices at 69 Akti Miaouli, 18537 Piraeus, Greece, or submitting by Internet or telephone, a duly executed proxy bearing a later date, by filing with the Company, at the above address, a written notice of revocation or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has nine directors. As provided in the Company’s Bye-laws, each director is elected to serve until the next annual general meeting or until his or her successor has been elected or appointed. The Board has nominated each of the nominees listed below for election as a director for a term expiring at the next annual general meeting or until his successor has been elected or appointed. Each of the nominees is currently a member of our Board.

David P. Conner, who has been a member of our Board since May 2016, Dennis M. Houston, who has been a member of our Board since June 2013 and Graham Westgarth, who has been a member of our Board since May 2017 will not be standing for re-election at the Meeting. Mr. Houston is retiring due to personal reasons and Messrs. Conner and Westgarth are stepping down due to their significant business and other commitments. Whilst the experience of these directors will be missed, this will bring about lower general and administrative costs in line with our requirement across the business and will allow the board flexibility to increase its diversity. Messrs. Conner, Houston and Westgarth are thanked for their service and support of the Company over the years.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that a nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.

The director nominees shall be elected by a majority of the votes cast at the Meeting.

NOMINEES FOR ELECTION

The Board has nominated each of the following individuals to serve as a director until the next annual general meeting or until his successor has been elected or appointed.

Name	Age	Position	Director Since
Peter G. Livanos(1)	61	Chairman and Director	2003
Bruce L. Blythe(2)(4)	75	Director	2011
Donald J. Kintzer(3)	72	Director	2014
Julian R. Metherell(2)(4)	56	Director	2011
Anthony S. Papadimitriou(2)	64	Director	2011
Paul A. Wogan	57	Chief Executive Officer and Director	2015

(1)         Member of the safety and sustainability committee.

(2)         Member of compensation committee.

(3)         Member of audit and risk committee.

(4)         If Bruce B. Blythe and Julian R. Metherell are re-elected at the Meeting they are expected to replace Messrs. Conner and Houston as audit and risk committee members.

Additional Information Concerning the Nominees for Election

Peter G. Livanos is our Chairman and a member of our Board. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001 and has been a director of our subsidiary GasLog Partners LP. (“GasLog Partners”) since the closing of its initial public offering in May 2014. He has served as our Chairman since the Company was incorporated in July 2003 and he held the role of chief executive officer (“CEO”) from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres

Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014 he was appointed Vice-Chairman of Euronav NV and from July 2014 to December 2015 he served as its Chairman. Mr. Livanos is a graduate of Columbia University.

Bruce L. Blythe has been a member of our Board since October 2011. Mr. Blythe has been involved in the shipping industry for over 25 years, having served as an advisor to the Livanos family since 1994. For over 30 years, Mr. Blythe served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe serves as a director of Ceres Shipping, our largest shareholder, is a director of DryLog Ltd. and Vice-Chairman of the Ceres Group. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

Donald J. Kintzer has been a member of our Board since November 2014. He is a retired partner of PricewaterhouseCoopers LLP, or “PwC”, having retired in 2008 after an association of over 31 years. He was admitted to the partnership in 1988 and served in various roles and locations during his career. Mr. Kintzer is a member of the board of directors of California Bank of Commerce and a member of the board of governors of Lawrence Livermore National Security, LLC. He was also a member of the board of directors of GasLog Partners and its audit committee until March 2015, and served as a member of its conflicts committee until his appointment to our board in November 2014 and as audit committee chairman until March 2015. He is a certified public accountant (inactive) and a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force. Mr. Kintzer was appointed chairman of our Audit & Risk Committee in March 2015.

Julian R. Metherell has been a member of our Board since October 2011. Mr. Metherell was the chief financial officer and a director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

Anthony S. Papadimitriou has been a member of our Board since November 2011, when he was designated by the Onassis Foundation to serve as one of our directors. Mr. Papadimitriou is the founding partner of the law firm A.S. Papadimitriou and Partners, of which he was the managing partner from 1990 to 2018. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the Board since 2005. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University of Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens. Mr. Papadimitriou was appointed to the Board of GasLog Partners in May 2015 and stepped down on January 31, 2019.

Paul A. Wogan has served as our CEO since January 2013 and has been a member of our Board since our annual general meeting in May 2015. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay

Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is also a director of The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and from 2009 to 2014 was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

Board Leadership Structure

Our Board leadership structure consists of our Chairman and the chairmen of our Board committees. Our operational management is headed by our CEO. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company’s general management and control of its affairs and business and works with our Board in developing our business strategy. The Board does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that the separation of such roles at this time is appropriate and beneficial to shareholders.

Independence

The following directors have been determined by our Board to be independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”): Bruce L. Blythe, Donald J. Kintzer, Julian R. Metherell and Anthony S. Papadimitriou.

Compensation of Directors

Our non-executive directors receive:

•                  an annual fee of $132,000;

•                  additional annual fees of $50,000 to the chairman of the board, $50,000 to the chairman of the audit and risk committee and $30,000 to the chairmen of the compensation committee and safety and sustainability committee; and

•                  additional annual fees of $25,000 to each member of the audit and risk committee and $20,000 to each member of the compensation committee and safety and sustainability committee (in each case other than the chairmen of such committees); and

The aggregate annual fees paid to non-executive directors in 2019 was $1.7 million.

The Board may determine that a portion of the above fees will be paid in shares rather than cash.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

Compensation of Senior Management

For 2019, our executive officers were Paul Wogan, Alastair Maxwell, Richard Sadler (COO until September 17, 2019) and Paolo Enoizi (COO from September 17, 2019 onwards). Compensation for our executive officers in 2019 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or “MIP”. The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant’s annual base salary, subject to the achievement of pre-established individual and Company performance objectives, as well as a component based on Company discretion. Each participant’s target percentage of annual base salary and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant’s organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50.0% of his or her target individual performance objectives. In 2019, the Company performance objectives were measured against three equally-weighted key business indicators (“KBI”): The Financial KBI is measured against a Free Cash Flow per Share target and an Absolute Return on Invested Capital target; the Operational KBI is defined by a basket of operational KBIs including Fleet Uptime, Vetting Performance and Terminal Feedback targets; and three-year rolling average Relative Total Shareholder Return performance compared to a peer group. In addition, Company performance is evaluated against a safety factor based on Personal Safety, Significant Incidents and Leading Indicators, in which falling short of the safety target may result in a corresponding reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established which determine the level of pay-out. The Board may exercise discretion to increase an individual’s payment to no more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2019 pursuant to the MIP were determined based on the following weightings: individual performance (30.0%), Company performance (50.0%) and Company discretion (20.0%).

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2019 was $3.16 million.

In addition, our executive officers received equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the “Plan”, and also received awards via the GasLog Partners LP 2015 Long-Term Incentive Plan or the “the GasLog Partners LTIP Plan”. On April 1, 2019, we granted our executive officers an aggregate of 109,131 stock options and 35,949 restricted stock units under the Plan. Additionally, on August 20, 2019, we granted an extra aggregate of 27,132 stock options and 7,410 shares of restricted stock. Furthermore, on April 1, 2019, we granted our executive officers an aggregate of 6,164 restricted stock units and 6,164 phantom performance common units under the GasLog Partners Plan. The aggregate fair value for all equity compensation granted in 2019 is $1.75 million. At the time of grant, the stock options had an exercise price per share of $17.79 ($12.34 for the August grant) which was subsequently adjusted to $17.41 ($11.96 for the August grant) on December 16, 2019 in response to the announcement of an extraordinary dividend of $0.38 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient’s continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient’s continued service. Vesting of the phantom performance common units is also subject to the achievement of certain performance targets. The stock options, the restricted stock units and the phantom performance common units may be settled in cash or common shares, or a combination thereof, at our discretion. We generally determine during the March meeting of the board of the directors each year which individuals, if any, will be eligible to receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

We did not set aside or accrue any amounts in the year ended December 31, 2019 to provide pension, retirement or similar benefits to our directors or executive officers.

Board Practices

Our Board currently consists of nine members, with three directors not standing for re-election the Board will consist of six directors post the Meeting, assuming all standing directors are re-elected. The Board may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until his successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the Board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the Board, may be filled by the shareholders or by the Board.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a nominating/corporate governance committee be established and (ii) the requirement of an annual performance evaluation of the compensation committee. We do not have a separate nominating/corporate governance committee and we complete biennial performance evaluation of the compensation committee. As a result, non-independent directors may, among other things, participate in resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Our Board meets regularly throughout the year. In 2019, the Board met 11 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the Board regularly holds sessions without the CEO and executive officers present.

Committees of the Board

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Conner, Houston and Kintzer with Mr. Kintzer serving as the committee chairman. Messrs. Conner and Houston will not be standing for re-election at the Meeting. If Bruce B. Blythe and Julian R. Metherell are re-elected at the Meeting they are expected to replace Messrs. Conner and Houston as committee members. Our Board has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Kintzer qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

•                  the appointment and compensation (subject to any required shareholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;

•                  assisting the Board in overseeing our financial reporting process, the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit and financial risk management groups and our compliance with legal and regulatory requirements;

•                  annually reviewing the independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;

•                  discussing with management and the independent auditors, and making recommendations to our board regarding the approval of, the annual audited financial statements and any periodic financial statements;

•                  discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the independent auditors;

•                  discussing policies with respect to financial risk assessment and risk management and monitoring our financial risk and risk management systems;

•                  meeting periodically and separately with management, our internal audit group and the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•      setting clear hiring policies for employees or former employees of the independent auditors;

•                  annually reviewing the adequacy of the audit and risk committee’s written charter;

•                  periodically reviewing the budget, responsibilities and organizational structure of the internal audit department;

•                  establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest;

•                  reporting regularly to the full Board; and

•                  handling such other matters that are specifically delegated to the audit and risk committee by the Board from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Blythe, Papadimitriou and Metherell, with Mr. Blythe serving as the committee chairman. The compensation committee is responsible for:

•                  making recommendations to the full Board with respect to the compensation of directors, senior management, the head of internal audit and other managerial employees reporting to the CEO;

•                  overseeing and making recommendations to the full Board with respect to any of the Company’s long-term incentive plans, including any equity-based compensation plans to be adopted; and

•                  handling such other matters that are specifically delegated to the compensation committee by the Board from time to time.

Safety and Sustainability Committee (formerly the Health, Safety, Security and Environmental Committee)

Our safety and sustainability committee consists of Messrs. Metherell, Livanos and Westgarth, with Mr. Metherell serving as the committee chairman. Mr. Westgarth will not be standing for re-election at the Meeting. If Mr. Wogan is re-elected at the Meeting he is expected to replace Mr. Westgarth as a committee member.  The safety and sustainability committee is responsible for:

•                  overseeing and reviewing on an annual basis the Company’s key policies in relation to safety and sustainability (including those relating to operational risks);

•                  reviewing the Company’s compliance with relevant legislation, regulation and recommendations for safety and sustainability in all operational areas;

•                  ensuring the appropriate training is provided for employees in relation to safety and sustainability;

•                  receiving reports from management relating to any serious accidents or fatalities and reviewing recommended actions to be taken by management in connection therewith; and

•                  monitoring the integrity and effectiveness of the non-financial statements of the Company and any other formal communications relating to the Company’s performance in safety and sustainability.

Corporate Governance

The Board and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this proxy statement. We will also provide a paper copy of any of these documents upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, 18537 Piraeus, Greece.

Exemptions from NYSE Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of Bermuda (the jurisdiction in which we are incorporated) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to us. The NYSE rules do not require foreign private issuers like us to establish a nominating/corporate governance committee. Similarly, under Bermuda law, we are not required to have a nominating/corporate governance committee. Accordingly, we do not have a nominating/corporate governance committee.

Shareholder Proposals for Annual Meeting

Our Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of shareholders. Our Bye-laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of shareholders. Individuals proposed as candidates for election as director by shareholders in accordance with these procedures will receive the same consideration which was given to individuals identified through other means to the corporate governance and nominating committee.

Shareholders who wish to send communications on any topic to the Board, may do so by writing to Sarah Larkins, Assistant Company Secretary, at 69 Akti Miaouli, 18537 Piraeus, Greece.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte LLP as the Company’s independent auditors for the fiscal year ending December 31, 2020 and until the conclusion of the next annual general meeting, and the authorization of the Board, acting through the audit and risk committee, to determine the independent auditor fee.

Deloitte LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to approval by the Company’s audit and risk committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020 AND UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING, AND FOR THE AUTHORIZATION OF THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT AND RISK COMMITTEE, TO DETERMINE THE INDEPENDENT AUDITOR FEE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Sarah Larkins Assistant Company Secretary

March 23, 2020